Sangoma Technologies Corporation Announces Voting Results from its Annual General and Special Meeting of Shareholders

TORONTO, ONTARIO, December 16, 2025 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based, or hybrid Communications as a Service solutions, announced today the results of voting at its annual general and special meeting of shareholders held on December 16, 2025 (the “Meeting”).

Each of the seven nominees listed in the Company’s management information circular dated November 5, 2025 provided in connection with the Meeting were elected as directors of the Company. Sangoma received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Allan Brett	19,628,628	99.73	53,736	0.27
Al Guarino	19,628,571	99.73	53,739	0.27
Marc Lederman	19,388,295	98.51	294,069	1.49
Giovanna Moretti	19,628,071	99.72	54,293	0.28
Charles Salameh	19,628,963	99.73	53,402	0.27
April Walker	19,625,679	99.71	56,685	0.29
Norman A. Worthington, III	19,619,187	99.68	63,177	0.32

In addition, Sangoma reports that:

1.an ordinary resolution approving the appointment of KPMG LLP as Sangoma’s auditors for the 2026 fiscal year was passed by 95.03% of the votes represented at the Meeting; and

2.an ordinary resolution approving the Company's Amended and Restated Omnibus Equity Plan was passed by 95.03% of the votes represented at the Meeting.

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Sangoma’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

For further information, please contact:
Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com